FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                          For the month of September, 2004




                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

  Beit Amargad, 32 Shaham Street, Kiryat Matalon, Petach Tikva, Israel, 49170
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                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]   Form 40-F [_]

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                                Table of Contents


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Healthcare Technologies Ltd. press release, dated August 24, 2004       4
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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Moshe Reuveni
                                                    ---------------------
                                                    Moshe Reuveni
                                                    Chief Executive Officer


Dated: September 1, 2004





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FOR:                   HEALTHCARE TECHNOLOGIES, LTD.

CONTACT:               Moshe Reuveni
                       CEO
                       972-3-9277220

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       Tel: + 972 3 5742238
                       Fax: + 972 3 5742239
                       Cellular + 972 64 308081


            HEALTHCARE TECHNOLOGIES REPORTS 2004 SECOND QUARTER & SIX
                                 MONTHS RESULTS

                                   ----------

Petach-Tikva, ISRAEL, August 24, 2004 --- Healthcare Technologies, Ltd. (NASDAQ:
HCTL), today announced unaudited results for the second quarter and six months ended June 30, 2004.

     Revenues for the first six months of 2004 were $5.79 million, compared to $6.99 million for the first six months of 2003. The decrease in revenues is both due to the fact that the company no longer consolidates Savyon's financials, resulting in a decrease of $840 thousand, and due to a decrease of approximately $360 thousand in the demand for products by research institutes. The gross profit for the first half of the year was $2.16 million versus $2.39 million for the same period in 2003, representing an increase in the percentage of the gross profit from 34% to 37%. The net profit for such period was $144 thousands, versus a net loss of $(124) thousands, for the first half of 2003.

     Revenues for the second quarter of 2004 were $2.8 million, as compared to $3.5 million for the corresponding quarter last year. Second quarter gross profit were $0.9 million, as compared to $1.2 million in the second quarter of 2003. The net loss for the second quarter was $84 thousands, compared to a net loss of $17 thousands, for the second quarter of last year.

     Shareholders' equity on June 30, 2004 was $2.51 million, compared to US$2.39 million on December 31, 2003. Current assets net of current liabilities at the end of the period were $3.3 million, compared to $2.8 million on December 31, 2003.

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                          ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies Ltd. through it subsidiaries Savyon Diagnostics Ltd., Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                          HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
         (U.S. DOLLARS IN THOUSANDS, EXCEPT LOSS PER SHARE INFORMATION)


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                                       Three Months Ended      Six Months Ended    Year Ended

                                      06/30/04    06/30/03    06/30/04   06/30/03   12/31/03
                                      --------    --------    --------   --------   --------
Sales                                  2,833       3,513       5,788      6,992      12,412

Gross profit                             895       1,181       2,158      2,390       4,772

Net profit (Loss)                        (84)        (17)        144       (124)        470

Profit (loss) per share                (0.01)      (0.00)       0.02      (0.02)       0.06

Weighted average number of Shares
and share equivalents Outstanding
(in Thousands)                         7,649       7,644       7,649      7,644       7,649
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                          CONSOLIDATED BALANCE SHEET ,
                              (U.S $ IN THOUSANDS)
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                                 June 30,      June 30,    December 31,
                                  2004          2003          2003
                                  -----         -----         -----
Cash and cash equivalents           909         1,732         1,450

Total current assets              6,712         7,793         7,532

Total current liabilities         3,368         5,181         4,752

Shareholder's equity              2,512         2,856         2,388
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SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.